

07007047

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2006 (MM/DD/YY) AND ENDING April 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPENCER-WINSTON SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 WEST 47th STREET
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERNATH & ROSENBERG, P.C.
(Name – *if individual, state last, first, middle name*)

1430 BROADWAY, 13th FLOOR	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Oscar Echman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spencer Winston Securities Corp., as of April 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JOHN U. DOEKKER
Notary Public, State of New York
No. 41-4767491
Qualified in Queens County
Commission Expires May 31, 2010
JUN 26 2007

Notary Public



Signature

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPENCER WINSTON SECURITIES CORP.
FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
APRIL 30, 2007



BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1430 Broadway, 13th Floor
New York, NY 10018-3308
Tel: (212) 221-1140
Fax: (212) 221-1944

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
SPENCER WINSTON SECURITIES CORP.
New York, New York

We have audited the accompanying statement of financial condition of SPENCER WINSTON SECURITIES CORP., a New York corporation as of April 30, 2007, and the related statements of operations, changes in stockholders' equity, statement of changes in liabilities subordinated to general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPENCER WINSTON SECURITIES CORP., as of April 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the reconciliation schedule, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in a all material respects in relation to the basic financial statements taken as a whole.

Bernath & Rosenberg, P.C.

BERNATH & ROSENBERG, P.C.
Certified Public Accountant

New York, NY
June 21, 2007

SPENCER-WINSTON SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2007

ASSETS

Cash	$179,605
Receivable from Brokers and Dealers	112,208
Securities Owned at Market Value	497,903
Property & Equipment, Net of Accumulated Depreciation of $50,371	76,196
Deferred Tax Asset	16,707
Other Assets	63,853
TOTAL ASSETS	$946,472

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts Payable, Accrued Expenses and Other Liabilities	$110,408
Payable to Brokers, Dealers and Clearing Organizations	47,723
Capital Lease Payable	9,948
Total Current Liabilities	168,079
Long Term Liabilities:	
Subordinated Loan Payable	75,000
Total Long Term Liabilities	75,000
TOTAL LIABILITIES	243,079
Stockholders' Equity:	
Common Stock - No Par Value: 40 Shares Authorized, Issued and Outstanding	400
Additional Paid in Capital	57,616
Retained Earnings	645,377
Total Stockholders' Equity	703,393
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$946,472

The accompanying notes are an integral part of these financial statements.

SPENCER-WINSTON SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED APRIL 30, 2007

Revenues:	
Commission Income	$1,863,511
Interest & Dividend Income	231,712
Other Income	981
Trading Loss	(605)
Total Revenues	2,095,599
Expenses:	
Communication & Data Service	77,703
Cost of Services	546,273
Depreciation	11,263
Employee Benefits	51,149
Interest Expense	10,638
Occupancy Costs	346,937
Salaries Expense	924,107
Other Expenses	139,314
Total Expenses	2,107,384
Net Loss Before Provision For Income Taxes	(11,785)
Current Income Taxes	2,357
Deferred Income Taxes	9,488
Total Provision For Income Taxes	11,845
NET LOSS	$(23,630)

The accompanying notes are an integral part of these financial statements.

SPENCER-WINSTON SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED APRIL 30, 2007

	COMMON STOCK		ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
	SHARES	AMOUNT			
Beginning Balance					
May 1, 2006	40	$400	$57,616	$669,007	$727,023
Net Loss				(23,630)	(23,630)
Ending Balance April 30, 2007	40	$400	$57,616	$645,377	$703,393

The accompanying notes are an integral part of these financial statements.

SPENCER-WINSTON SECURITIES CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
GENERAL CREDITORS
FOR THE YEAR ENDED APRIL 30, 2007

Beginning Balance - May 1, 2006	$ 75,000
No Activity	-0-
Ending Balance - April 30, 2007	$75,000

The accompanying notes are an integral part of these financial statements.

SPENCER-WINSTON SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2007

Cash Flows from Operating Activities:	
Net (Loss)	$(23,630)
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:	
Depreciation and Amortization	11,263
Changes in Operating Assets and Liabilities:	
Receivable from Brokers	(43,552)
Securities Owned at Market Value	(14,188)
Deferred Tax asset	9,488
Other Assets	17,108
Payable to Brokers & Dealers	7,677
Accounts Payable, Accrued Expenses and Other Liabilities	(21,020)
Total Adjustments	(33,224)
Net Cash used in Operating Activities	(56,854)
Cash Flows From Financing Activities:	
Repayment of Capital Lease Payable	(8,038)
Cash Flows Used in Financing Activities	(8,038)
Net Decrease in Cash	(64,892)
Cash - Beginning	244,497
Cash - Ending	$179,605
Supplemental Disclosures of Cash Flows Information	
Cash Paid During the Year for:	
Interest	$10,638
Income Taxes	$2,225

The accompanying notes are an integral part of these financial statements.

SPENCER-WINSTON SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2007

NOTE 1 - ORGANIZATION AND BUSINESS

Spencer-Winston Securities Corp. (the Company) was incorporated in May 1980 and commenced operations in September 1980. The Company is a non-clearing broker-dealer and is exempt from provisions of Rule 15c3-3 because all customers' accounts are carried by its clearing broker, ADP Clearing & Outsourcing Inc., on a fully disclosed basis.

NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk for the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Depreciation and Amortization

Depreciation is computed for both financial reporting purposes and federal income tax purposes using the straight-line method or modified accelerated cost recovery method over the following useful lives:

Furniture and Fixtures - 5 - 7 years
Computer Equipment - 5 years
Leasehold Improvements over the term of the leases

Leasehold improvements acquired prior to May 2005, are being depreciated over 31.5 years.

The effect of this departure from generally accepted accounting principles has been determined to have no material effect on the financial statements.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and Fixtures	-	$12,161
Computer Equipment	-	43,481
Leasehold Improvements	-	70,925
		126,567
Less: Accumulated Depreciation	-	50,371
Total	-	$ 76,196

SPENCER-WINSTON SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2007

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission net capital rule (Rule 15c3-1) which requires that aggregate indebtedness, as defined, shall not be permitted to exceed 15 times net capital, as defined. As at April 30, 2007, the Company's net capital was approximately $547,000, which was in excess of the amount required, and had a ratio of aggregate indebtedness to net capital of approximately 22 to 1.

NOTE 5 - INCOME TAXES

Income taxes are calculated based on the tax effects of transactions reported in the financial statements. The primary differences relate to unrealized investment account gains and losses which are not recorded for tax purposes.

The deferred tax asset on the statement of financial condition represents primarily the future use of the prior years' net operating loss on future income tax returns.

Current year income tax expense consists of the following:

New York State	-	$1,177	(based on capital)
New York City	-	400	(based on alternative taxable income)
New Jersey	-	780	(minimum corporate tax)
		$2,357	

The Company had available estimated net operating loss carryforwards for Federal income tax purposes of approximately $30,000 at April 30, 2007, of which most of them will expire on April 30, 2025.

NOTE 6 - PENSION AND PROFIT SHARING PLANS

The Company has adopted qualified non-contributory pension and profit sharing plans, covering substantially all employees who meet the Plans' eligibility requirements. The pension plan requires that the Company contribute an amount based on a percentage of compensation, as defined in the plan agreement, for all covered employees, annually. The profit sharing plan provides for the Company to contribute an amount out of its current profits, as defined in the plan agreement, or from prior years' earnings, as determined by the Board of Directors. The contributions for the profit sharing plan may not exceed 15% of annual compensation of all participants in the plan, and for the pension plan 10% of annual compensation, subject to Internal Revenue Service salary limitations.

The Company's contribution to the plan is made to separate trust funds, administered by the trustee of the plan, with amounts allocated to the accounts of each participant. The Company has elected not to make a contribution to the profit sharing plan for the current fiscal year.

SPENCER WINSTON SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2007

NOTE 7 - SUBORDINATED LOAN PAYABLE

The Company owes $75,000 to a former stockholder of which the balance is subordinated to general creditors. The note bears interest at 10% per annum and matured on May 27, 2007. The Company renewed the note agreement through May 27, 2008. The terms of the loan require only monthly interest payments.

NOTE 8 - COMMITMENTS

The Company conducts its operations in leased premises at four locations in New York City, one location in North Miami Beach, Florida, and one location in Fair Lawn, New Jersey, with leases expiring at various dates to September 30, 2010. Leases contain real estate tax and cost of living (CPI) escalation clauses.

Rental expense for the year ended April 30, 2007 was $346,937.

The aggregate minimum rent annual rent for the premises for the succeeding five fiscal years ending April 30, are as follows:

2008	-	$248,878
2009	-	101,475
2010	-	56,190
2011	-	22,225
Total	-	$428,768

NOTE 9 - CAPITAL LEASES

The Company purchased computer equipment through capital lease agreements. The amount of future minimum lease payments are as follows:

2008	-	$ 10,630
Less Amounts Representing Interest		682
Present Value of Minimum Lease Payments	-	$ 9,948

The following is a summary of property held under capital lease agreements:

Computer Equipment	-	$35,896
Less Accumulated Depreciation	-	22,514
		$13,382

NOTE 10 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash account at Valley Nation Bank which is insured by the Federal Deposit Insurance Corporation for up to $100,000. Amount in excess of insured limits at April 30, 2007 was $114,023.

SPENCER WINSTON SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2007

NOTE 11 - LITIGATION

In October 2005, a former customer commenced an arbitration claim with NASD Dispute Resolution, Inc., in which the following claims are asserted: breach of fiduciary duty, negligent supervision, negligence, breach of contract, and fraud. The claims arise out of the brokerage account maintained by claimant with the Company and in particular, alleged unsuitable recommendations. The Company filed an answer with NASD Dispute Resolution and discovery is on-going. Final hearings have been set for January 2008. The Company intends to vigorously defend this matter, based principally on the fact that it is a discount brokerage firm that contrary to the allegations in the Statement of Claim, it does not solicit or recommend investments or investment strategies and as such, the claims are considered baseless.

In March 2007, Trans-Lux Corporation filed a complaint against the Company in the Supreme court of the State of New York (the Court) seeking to recover approximately $55,000 relating to ticker-tape display units lease payments purportedly owed by the Company. Management believes that this complaint is baseless as the Company instructed Trans-Lux in writing in 2002, upon expiration of the lease, to remove all units from the premises. Trans-Lux removed a unit from the Company's Brooklyn office in 2002 but did not remove the units from the other locations despite the fact that assured that they would. Since the remainder units continue to function, the Company continued to pay on a monthly basis. In April 2004, the New York Stock Exchange stopped providing any services to these units and the units stopped displaying stock quotes. At that time the Company again instructed Trans-Lux to remove the units and Trans-Lux assured that they would. Based upon the aforementioned facts, the Company has requested of the Court to dismiss the case.

SPENCER-WINSTON SECURITIES CORP.
RECONCILIATION BETWEEN UNAUDITED AND AUDITED FOCUS REPORTS
APRIL 30, 2007

Account	Per Unaudited	Per Audited	Difference	Explanation
Cash	$179,605	$179,605	$-0-	
Due From Broker	112,208	112,208		
Securities	501,885	501,885		
Fixed Assets	81,979	76,196	(5,783)	**Depreciation**
Deferred Tax Asset	26,195	16,707	(9,488)	**Decrease in future tax benefits**
Other Assets	61,439	59,871	(1,568)	**Reclassification**
Total Assets	963,311	946,472	(16,839)	
Due to Broker	47,723	47,723	-0-	
Accrued Expenses	109,946	110,408	462	**Reclassification**
Subordinated Loan Payable	75,000	75,000	-0-	
Capital Lease	8,166	9,948	1,782	**Reclassification**
Total Liabilities	240,835	243,079	2,244	
Common Stock	400	400	-0-	
Paid In Capital	57,616	57,616	-0-	
Retained Earnings	664,460	643,377	(19,083)	**Depreciation, reduction in future tax benefits**
Ownership Equity	722,476	703,393	(19,083)	
Non Allowable Assets	173,595	156,756	(16,839)	**Less fixed assets and reduction in future tax benefits**
Allowable Subordinated Loan Payable	75,000	75,000	-0-	
Haircuts	74,685	74,685	-0-	
Net Capital	$549,196	$546,952	$(2,244)	



BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1430 Broadway, 13th Floor
New York, NY 10018-3308
Tel: (212) 221-1140
Fax: (212) 221-1944

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Spencer-Winston Securities Corp.
New York, NY

In planning and performing our audit of the financial statements of SPENCER-WINSTON SECURITIES CORP. (the "Company"), for the year ended April 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bernath & Rosenberg, P.C.

BERNATH & ROSENBERG, P.C.
Certified Public Accountants

New York, New York
June 21, 2007

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: SPENCER WINSTON SECURITIES CORP. [13]

SEC FILE NO.: 8-24995 [14]

FIRM I.D. NO.: 8300 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

45 WEST 47th STREET [20]
(No. and Street)

NEW YORK [21] NY [22] 10036 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 5/1/06 [24]

AND ENDING (MM/DD/YY): 4/30/07 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OSCAR ECHMAN [30]

(Area Code) — Telephone No.

(212) 840-2444 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____ day of June 25 20 07

Manual signatures of:

1) ____________________
Principal Executive Officer or Managing Partner

2) ____________________
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

BERNATH & ROSENBERG, P.C. [70]

ADDRESS

1430 BROADWAY, 13th FL. [71]	NEW YORK [72]	NY [73]	10018 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 4/30/07 [99]
SEC FILE NO. 8-24995 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 179,605	200			$ 179,605	750
2. Receivables from brokers or dealers:						
A. Clearance account	102,462	295				
B. Other	9,746	300	$	550		810
3. Receivable from non-customers		355		600	112,208	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	497,903	424				
E. Spot commodities		430			497,903	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440	3,982	610	3,982	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	76,196	680	76,196	920
11. Other assets		535	76,578	735	76,578	930
12. TOTAL ASSETS	$ 789,716	540	$ 156,756	740	$ 946,472	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/07

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	47,723 [1315]	47,723 [1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	110,408 [1205]	[1385]	110,408 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	9,948 [1211] 12	[1390] 14	9,948 [1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		75,000 [1400]	75,000 [1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 1230,356 [1230]	$ 122,723 [1450]	$ 243,079 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		400 [1792]
C. Additional paid-in capital		57,616 [1793]
D. Retained earnings		645,377 [1794]
E. Total		703,393 [1795]
F. Less capital stock in treasury		16 ([1796]
24. TOTAL OWNERSHIP EQUITY		$ 703,393 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 946,472 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/07

COMPUTATION OF NET CAPITAL

Item		Code		Code
1. Total ownership equity from Statement of Financial Condition			$ 703,393	3480
2. Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3. Total ownership equity qualified for Net Capital			703,393	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			75,000	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 778,393	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 156,756	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(156,756)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			[20] $ 621,637	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	[18]	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	74,685	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(74,685)	3740
10. Net Capital			$ 546,952	3750

[30]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/07

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Item		Amount	Code
11. Minimum net capital required (6⅔% of line 19)	$	8,016	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$		3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	446,952	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item			Code		Amount	Code
16. Total A.I. liabilities from Statement of Financial Condition				$	120,356	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	120,356	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	22	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	9	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Item		Amount	Code
21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP.

For the period (MMDDYY) from 5/1/06 [3932] to 4/30/07 [3933]
Number of months included in this statement [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item			Amount	Code
1. Commissions:				
a. Commissions on transactions in exchange listed equity securities executed on an exchange			$ 1,863,511	3935
b. Commissions on listed option transactions				3938
c. All other securities commissions				3939
d. Total securities commissions				3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange				3945
b. From all other trading				3949
c. Total gain (loss)				3950
3. Gains or losses on firm securities investment accounts			(605)	3952
4. Profit (loss) from underwriting and selling groups				3955
5. Revenue from sale of investment company shares				3970
6. Commodities revenue				3990
7. Fees for account supervision, investment advisory and administrative services				3975
8. Other revenue			232,693	3995
9. Total revenue			$ 2,095,599	4030

EXPENSES

Item			Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers			168,000	4120
11. Other employee compensation and benefits			714,489	4115
12. Commissions paid to other broker-dealers			326,245	4140
13. Interest expense			10,638	4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			18,523	4195
15. Other expenses			869,489	4100
16. Total expenses			$ 2,107,384	4200

NET INCOME

Item			Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ (11,785)	4210
18. Provision for Federal income taxes (for parent only)			11,845	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4338		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ (23,630)	4230

MONTHLY INCOME

Item			Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items			$ (22,943)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP.

For the period (MMDDYY) from 5/1/06 to 4/30/07

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 727,023	4240
A. Net income (loss)		(23,630)	4250
B. Additions (Includes non-conforming capital of	$ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 703,393	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 75,000	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 75,000	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/07

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 [4335] [4570]
D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
		Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

END